This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
FIRST QUARTER 2019 FINANCIAL AND OPERATING RESULTS
For the three months ended March 31, 2019

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 13, 2019 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months ended March 31, 2019. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three month periods ended March 31, 2019 and 2018, are available on TransGlobe's website at www.trans-globe.com.

Highlights:

ø	Production for the three months ended March 31, 2019 averaged 15,924 boe/d (Egypt 13,616 bbls/d, Canada 2,308 boe/d), an increase of 654 boe/d (4%) from the previous quarter;

ø	Production in April averaged ~16,964 boe/d (Egypt 14,583 bbls/d, Canada 2,381 boe/d), an increase of ~1,040 boe/d (7%) from Q1-2019

ø
Positive first quarter funds flow of $15.2 million ($0.21 per share). First quarter net loss of $8.8 million, inclusive of an $8.4 million impairment loss and $4.8 million unrealized loss on derivative commodity contracts;

ø	Declared a dividend of $0.035 per share ($2.5 million) to shareholders of record on March 29, 2019, paid on April 18, 2019;

ø	Ended the first quarter with positive working capital of $43.6 million, including cash and cash equivalents of $24.7 million;

ø	Drilled 2 oil wells in Egypt (M-10 Twin and NWG 38A-8) and re-entered/deepened 2 water disposal wells (K-8 WDW and K-10 WDW) during the quarter;

ø	Submitted a development lease application for South Ghazalat in February, targeting first production prior to year end;

ø	Equipped and tied in six Cardium oil wells in the Harmattan area, Canada (related to the 2018 capital program) during January 2019;

ø	Sales averaged 15,047 boe/d with one cargo lifting of TransGlobe's entitlement crude oil occurring in March;

ø
Drilled a new pool oil well (HW-2X) in West Bakr with an internally estimated 113 feet of net oil pay subsequent to the quarter, which was placed on production at an initial rate of ~625 bbls/d in early May; and

ø	Drilled a development oil well (H-30) with an internally estimated 25 feet of net Yusr oil pay subsequent to the quarter.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended March 31
Financial	2019	2018	% Change
Petroleum and natural gas sales	69,217	52,951	31
Petroleum and natural gas sales, net of royalties	37,352	24,715	51
Realized derivative loss on commodity contracts	(222)	(118)	(88)
Unrealized derivative loss on commodity contracts	(4,774)	(6,046)	21
Production and operating expense	11,533	10,641	8
Selling costs	475	46	933
General and administrative expense	4,867	3,996	22
Depletion, depreciation and amortization expense	8,766	6,848	28
Income taxes expense	6,203	6,019	3
Cash flow used in operating activities	(13,071)	(7,155)	(83)
Funds flow from operations[1]	15,155	3,923	286
Basic per share	0.21	0.05
Diluted per share	0.21	0.05
Net loss	(8,806)	(10,120)	13
Basic per share	(0.12)	(0.14)
Diluted per share	(0.12)	(0.14)
Capital expenditures	8,547	4,635	84
Dividends declared	2,539	—	—
Dividends declared per share	0.035	—
Working capital	43,600	45,252	(4)
Long-term debt, including current portion	47,687	67,167	(29)
Common shares outstanding
Basic (weighted average)	72,427	72,206	—
Diluted (weighted average)	72,694	72,206	1
Total assets	308,113	312,691	(1)

Operating
Average production volumes (boe/d)	15,924	14,375	11
Average sales volumes (boe/d)	15,047	11,753	28
Inventory (mbbls)	647.0	1,012.7	(36)
Average sales price ($ per boe)	51.11	50.06	2
Operating expense ($ per boe)	8.52	10.06	(15)
[1]  Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Average Reference Prices and Exchange Rates	2019	2018
	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price (US$/bbl)	63.17	67.71	75.22	74.50	66.81
Edmonton Sweet index (US$/bbl)	49.96	32.51	62.68	62.43	56.98
Natural gas
AECO (C$/mmbtu)	2.62	1.56	1.18	1.18	2.08
US/Canadian Dollar average exchange rate	1.33	1.32	1.30	1.29	1.26

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 15,924 barrels of oil equivalent per day ("boe/d") during the first quarter of 2019. Egypt production was 13,616 barrels of oil per day ("bbls/d") and Canada production was 2,308 boe/d. Production for the quarter was above the 2019 guidance (14,000 - 15,000 boe/d) and 4% higher than the previous quarter.

As at March 31, 2019 the Company had approximately 647.0 thousand barrels ("mbbls") of inventoried entitlement crude oil. All Canadian production was sold during the quarter, and the Company sold 452.6 mbbls of entitlement crude oil in Egypt.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $54.93 per barrel during the quarter. In Canada, the Company received an average of $48.53 per barrel of oil and $1.94 per thousand cubic feet ("mcf") of natural gas in the first quarter of 2019.

During the first quarter of 2019, the Company had funds flow from operations of $15.2 million and ended the quarter with positive working capital of $43.6 million, including cash and cash equivalents of $24.7 million. The Company experienced a net loss in the quarter of $8.8 million, which included an $8.4 million non-cash impairment loss on the Company's exploration and evaluation assets in South Alamein and a $4.8 million unrealized derivative loss on commodity contracts which represents a fair value adjustment on the Company's hedging contracts as at March 31, 2019.

The Company declared a dividend of $0.035 per share, paid on April 18, 2019 to shareholders of record on March 29, 2019.

In the Eastern Desert the Company drilled two development oil wells during the first quarter of 2019. At West Bakr, the Company drilled and completed the M-10 replacement well (M-10 Twin) as an Asl A oil producer which was placed on production in February and is currently producing ~400 bbls/d. The Company also re-entered/deepened two suspended oil wells and converted them to water disposal wells (K-8 WDW and K-10 WDW). At North West Gharib, the Company drilled the NWG 38A-8 well to a total depth of 1,631 meters (5,350 feet), targeting the southern area of the NWG 38A Red Bed pool to provide water injection/reservoir pressure support for the 38A pool. The well was completed and placed on production at an initial average rate of 45 bbls/d and 100 barrels per day of water. Based on early production results, the well was converted to water injection during Q2-2019 to initiate pressure support for the NWG 38A pool.

Subsequent to the quarter, the Company drilled two wells in West Bakr resulting in an oil discovery at HW-2X and a development oil well at H-30. The HW-2X exploration well was drilled to a total depth of 1,654 meters (5,425 feet) and cased as a Yusr oil well. Based on open-hole logs and wireline samples, the well encountered an internally estimated 34.5 meters (113 feet) of net oil pay in the Yusr formation. The HW-2X well was completed and placed on production in early May at an initial rate of ~625 bbls/d. The H-30 development well was drilled to a total depth of 1,655 meters (5,454 feet) and cased as a Yusr oil well. Based on open-hole logs and wireline samples, the well encountered an internally estimated 7.8 meters (25 feet) of net oil pay in the Yusr formation. The H-30 well is scheduled for completion and first oil production by the end of May. Following H-30, the drilling rig is scheduled to drill a development well at West Bakr (K-63) and one exploration well at North West Gharib (NWG 38 D-1).

In the Western Desert, the Company filed a development lease application with EGPC in February for the South Ghazalat SGZ 6X oil discovery. The Company is targeting production from this concession prior to year end. At South Alamein, the Company was unsuccessful in its attempts to secure military approval for its desired drilling location. In light of recent events, TransGlobe has recorded an impairment loss of $8.4 million and will continue to negotiate access to the western portion of this concession.

In Canada, the Company equipped and tied in six (five net) Cardium oil wells (from the 2018 capital program) in the Harmattan area during January. Due to low ethane prices, TransGlobe's third-party gas processing plant shut down their deep cut ethane extraction plant in January. Approximately 250 boe/d of ethane was sold as part of the gas stream in Q1-2019 at a higher energy content resulting in a neutral impact to revenue. It is expected that ethane volumes will remain in sales gas volumes until Q4-2019.

Advisory on Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook.
In particular, forward-looking information and statements contained in this document include, but are not limited to, statements relating to "reserves" which are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves or resources, as applicable, described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. The recovery and reserve estimates of TransGlobe's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.
Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Without limitation of the foregoing, future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.
The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories
Mr. Darrin Drall, P.Eng., - Manager Engineering for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Drall obtained a Bachelor of Science Degree in Engineering from the University of Manitoba.  He is a Registered Professional Engineer in the province of Alberta (Association of Professional Engineers and Geoscientists of Alberta) and in the province of Saskatchewan (Association of Professional Engineers and Geoscientists of Saskatchewan) and has over 30 years' experience in oil and gas.
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.
The following abbreviations used in this press release have the meanings set forth below:
Bopd        barrels of oil per day
MBopd      thousand barrels of oil per day
Boepd       barrels of oil equivalent per day
MBoepd    thousand barrels of oil equivalent per day
MBbl         thousand barrels

For further information, please contact: Investor Relations Telephone: +1 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	44 0 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

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Genevieve Ryan